SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Viomi Technology Co., Ltd.

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

92762J 103**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 92762J 103 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Stock Market under the symbol “VIOT.” Each ADS represents three Class A ordinary shares of the issuer. No CUSIP number has been assigned to the Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Koh Tuck Lye
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,966,364(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 35,966,364(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,966,364(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 17.3%.
12	Type of Reporting Person IN

(1)

Represents 35,636,364 Class A ordinary shares and 330,000 Class A ordinary shares in the form of ADS held by Shunwei Talent Limited. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.

1	Name of Reporting Person Shunwei Capital Partners II GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,966,364(2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 35,966,364(2)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,966,364(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 17.3%.
12	Type of Reporting Person CO

(2)

Represents 35,636,364 Class A ordinary shares and 330,000 Class A ordinary shares in the form of ADS held by Shunwei Talent Limited. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited.

1	Name of Reporting Person Shunwei Capital Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,966,364(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 35,966,364(3)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,966,364(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 17.3%.
12	Type of Reporting Person PN

(3)

Represents 35,636,364 Class A ordinary shares and 330,000 Class A ordinary shares in the form of ADS held by Shunwei Talent Limited. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P..

1	Name of Reporting Person Shunwei China Internet Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,966,364(4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 35,966,364(4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,966,364(4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 17.3%.
12	Type of Reporting Person PN

(4)

Represents 35,636,364 Class A ordinary shares and 330,000 Class A ordinary shares in the form of ADS held by Shunwei Talent Limited. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P.

1	Name of Reporting Person Shunwei Talent Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,966,364(5)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 35,966,364(5)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,966,364(5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 17.3%.
12	Type of Reporting Person CO

(5)	Represents 35,636,364 Class A ordinary shares and 330,000 Class A ordinary shares in the form of ADS held by Shunwei Talent Limited.

Item 1(a).	Name of Issuer: Viomi Technology Co., Ltd (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, 510220, People’s Republic of China

Item 2(a).

Name of Person Filing:

(i) Koh Tuck Lye,

(ii) Shunwei Capital Partners II GP Limited,

(iii) Shunwei Capital Partners II GP, L.P.,

(iv) Shunwei China Internet Fund II, L.P., and

(v) Shunwei Talent Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

(i) Koh Tuck Lye

32D Watten Rise, Singapore 286651

(ii) Shunwei Capital Partners II GP Limited

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(iii) Shunwei Capital Partners II GP, L.P.
Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(iv) Shunwei China Internet Fund II, L.P.
Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(v) Shunwei Talent Limited
Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands

Item 2(c)

Citizenship:

(i) Koh Tuck Lye – Singapore

(ii) Shunwei Capital Partners II GP Limited – Cayman Islands

(iii) Shunwei Capital Partners II GP, L.P. – Cayman Islands

(iv) Shunwei China Internet Fund II, L.P. – Cayman Islands

(v) Shunwei Talent Limited – British Virgin Islands

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

92762J 103

This CUSIP number applies to the American depositary shares of the Issuer, each representing three Class A ordinary shares of the Issuer, par value $0.00001 per share. No CUSIP has been assigned to the Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Koh Tuck Lye	35,966,364	17.3%	2.8%	35,966,364	0	35,966,364	0
Shunwei Capital Partners II GP Limited	35,966,364	17.3%	2.8%	35,966,364	0	35,966,364	0
Shunwei Capital Partners II GP, L.P.	35,966,364	17.3%	2.8%	35,966,364	0	35,966,364	0
Shunwei China Internet Fund II, L.P.	35,966,364	17.3%	2.8%	35,966,364	0	35,966,364	0
Shunwei Talent Limited	35,966,364	17.3%	2.8%	35,966,364	0	35,966,364	0

As of December 31, 2018, 35,636,364 Class A ordinary shares and 330,000 Class A ordinary shares in the form of ADS were directly held by Shunwei Talent Limited. Shunwei Talent Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 207,800,000 ordinary shares (being the sum of 90,200,000 Class A ordinary shares and 117,600,000 Class B ordinary shares) of the Issuer reported to be outstanding in the Issuer’s Rule 424(b)(4) Prospectus filed on September 24, 2018 after the consummation of the transactions reported therein and assuming no exercise of the underwriters’ option to purchase additional ADSs representing Class A ordinary shares. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2019

Koh Tuck Lye

/s/ Koh Tuck Lye

Shunwei Capital Partners II GP Limited

By:	/s/ Koh Tuck Lye
Name:	Koh Tuck Lye
Title:	Director

Shunwei Capital Partners II GP, L.P.

By: Shunwei Capital Partners II GP Limited

By:	/s/ Koh Tuck Lye
Name:	Koh Tuck Lye
Title:	Director

Shunwei China Internet Fund II, L.P.

By: Shunwei Capital Partners II GP, L.P.
By: Shunwei Capital Partners II GP Limited

By:	/s/ Koh Tuck Lye
Name:	Koh Tuck Lye
Title:	Director

Shunwei Talent Limited

By:	/s/ Koh Tuck Lye
Name:	Koh Tuck Lye
Title:	Director